Seward & Kissel LLP

1901 L Street, N.W.

Suite 700

Washington, D.C. 20036

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

August 28, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AB Variable Products Series Fund, Inc. - AB Balanced Hedged Allocation Portfolio (the “Portfolio”) File Nos. 33-18647 and 811-05398 Post-Effective Amendment No. 92

Ladies and Gentlemen:

AB Variable Products Series Fund, Inc., an open-end investment company (the “Registrant”), on behalf of the Portfolio, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, hereby requests that the above-referenced post-effective amendment to the registration statement on Form N-1A, originally filed by the Registrant on February 12, 2026 (the “Post-Effective Amendment”) (Accession No. 0000919574-26-000760), be withdrawn.

The automatic effectiveness of the Post-Effective Amendment has been delayed pursuant to subsequent 485BXT filings, the most recent of which was filed on July 30, 2026 (Accession No. 0000919574-26-004677) (each, a “BXT Filing”), and is scheduled to become effective on August 30, 2026. The Registrant also respectfully requests the withdrawal of each BXT Filing.

The Registrant has determined not to implement the changes to the Portfolio’s principal strategies described in the Post-Effective Amendment. The Portfolio’s current principal strategies will remain in effect.

Please direct any comments or questions to Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Anna C. Weigand

    Anna C. Weigand

cc: Stephen J. Laffey

      Paul M. Miller